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                           February 3, 2022

       James Chae
       Chief Executive Officer
       Yoshiharu Global Co.
       6940 Beach Blvd., Suite D-705
       Buena Park, CA 90621

                                                        Re: Yoshiharu Global
Co.
                                                            Registration
Statement on Form S-1
                                                            Filed January 25,
2022
                                                            File No. 333-262330

       Dear Mr. Chae:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note that the first bullet of the fourth paragraph highlights your revenue growth between a period
affected by COVID-19 and a recovery period in 2021. Please revise to balance the revenue
growth discussion with known trends, i.e. the COVID-19 pandemic, which affected your
reported results between the comparative periods.
 James Chae
FirstName LastNameJames Chae
Yoshiharu Global Co.
Comapany3,NameYoshiharu
February   2022         Global Co.
February
Page 2 3, 2022 Page 2
FirstName LastName
2. We note your response to our prior comment 2 and reissue in part. We note your disclosure in the fourth paragraph that you believe that you have the potential to grow your current domestic corporate-owned restaurants and international footprint to at least
         250 restaurants domestically and at least 750 restaurants internationally and that you do not currently have an anticipated timeframe for this expansion. Please revise to balance your growth potential with a brief discussion of your historical growth rate and your near term growth expectations.
3. Please clarify whether the three stores under construction are included in the eight that are expected to open in 2022. Please also clarify elsewhere that you include this disclosure.
Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites, page 12

4. We note your disclosure that you opened one new restaurant in fiscal year 2019 and one new restaurant in fiscal year 2020 "by utilizing approximately 25% of the net proceeds of this offering." The language regarding the use of net proceeds of this offering appears misplaced. Please revise the risk factor as applicable.
Capitalization, page 37

5. We note that your Use of Proceeds disclosure does not include repayment of any debt, but your current presentation in the Capitalization table appears to reflect a reduction of debt.
         Please clarify your disclosure and tabular presentation, as appropriate. Also, please provide footnote disclosure explaining how you calculated or determined your as adjusted cash and additional paid-in-capital.
Dilution, page 38

6. Please provide to us your calculation of net tangible book value and net tangible book value per share.
Properties, page 62

7. With respect to your three restaurants under construction and eight new restaurants to be opened in fiscal year 2022, please disclose the total anticipated costs.
Certain Relationships and Related Party Transactions, page 86

8. Please revise the second paragraph to disclose the balance owed to APIIS Financial Group as of December 31, 2021.
9. Please revise the third paragraph to clarify the distributions made to Mr. Chae during the last two fiscal years, i.e. December 31, 2021 and December 31, 2020. James Chae
FirstName LastNameJames Chae
Yoshiharu Global Co.
Comapany3,NameYoshiharu
February   2022         Global Co.
February
Page 3 3, 2022 Page 3
FirstName LastName
Exclusive Forum, page 91

10. We note that the disclosure in this section and the applicable risk factor do not align with
         Article IX of your bylaws filed as Exhibit 3.2. If your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Material U.S. Federal Income Tax Considerations, page 94

11. Please remove the statements in this section that the discussion is for general information purposes only, as purchasers in the offering are entitled to rely on this disclosure.
Yoshiharu Global Co. and Subsidiaries Financial Statements
7. Related Party Transactions, page F-16

12. Please revise to disclose the amount of distributions to Mr. James Chae for the years ended December 31, 2019 and 2020 rather than the nine months ended September 30,
         2020 and 2021. Also, please revise to also disclose the amounts due to APIIS Financial
         Group as of December 31, 2019.
8. Related Party Transactions, page F-35

13. The amount of distributions to Mr. James Chae for the nine months ended September 30,
         2021 and 2021 as disclosed in Note 8 to your interim financial statements on page F-35 does not agree to the amount reflected in your statements of changes in shareholders'
         equity or statements of cash flows for the period on pages F-21 and F-22. Please reconcile and revise these disclosures.
Signatures, page II-5

14. Please revise the second half of the signature page to include the signatures of at least a majority of your board of directors. Refer to Instruction 1 to Signatures on Form S-1.
Exhibits

15. Refer to Exhibit 5.1. Please refer to the fifth and eighth paragraphs. We note that the two paragraphs reference different opinion paragraphs with respect to New York law. For example, the fifth paragraph references opinion paragraphs 3, 4 and 5 while the eighth paragraph references opinion paragraphs 2, 3 and 5. Please reconcile or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 James Chae
Yoshiharu Global Co.
February 3, 2022
Page 4

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJames Chae                                 Sincerely,
Comapany NameYoshiharu Global Co.
                                                             Division of
Corporation Finance
February 3, 2022 Page 4                                      Office of Trade &
Services
FirstName LastName